Filed by OraSure Technologies, Inc.
                                             pursuant  to  Rule  425  under  the
                                             Securities Act of 1933, as amended

                                         Subject Company: STC Technologies, Inc.
                                                   Commission File No. 333-39210


FOR IMMEDIATE RELEASE


[Epitope logo]                                  [STC Technologies Inc. logo]


COMPANY CONTACT:                                COMPANY CONTACT:
Chuck Bergeron                                  Mike Gausling
Chief Financial Officer                         Chief Executive Officer
503-641-6115                                    610-882-1820 ext. 3039
investorinfo@epitopeinc.com                     mgausling@stctech.com



  EPITOPE'S MERGER PARTNER STC TECHNOLOGIES SIGNS WITH MERIDIAN DIAGNOSTICS TO

                  COMMERCIALIZE RAPID INFECTIOUS DISEASE TESTS


BEAVERTON, ORE. (AUGUST 31, 2000) - Epitope, Inc., (Nasdaq:EPTO) its proposed merger partner, STC Technologies, Inc., and Meridian Diagnostics, Inc. (Nasdaq:KITS) announced today that they have entered into multi-year, multi-million dollar exclusive Research and Supply Agreements to develop, manufacture, and sell a broad range of point-of-care tests for the rapid detection of parasites, gastrointestinal, and upper respiratory diseases.

The tests will utilize Up-Converting Phosphor Technology - UPT(TM) - STC's proprietary diagnostic label technology which allows high sensitivity multiplexed diagnostic testing. In pilot feasibility studies, STC and Meridian demonstrated that UPT(TM) improves sensitivity by up to three orders of magnitude for selected prospective biological pathogens, opening the door for earlier disease detection in clinical practice. UPT(TM) labels are stable for use in a wide variety of biological specimens and allow simultaneous detection of multiple biological markers. When used in conjunction with antibodies or DNA probes, UPT(TM) labels eliminate background interference, dramatically increasing the potential sensitivity of test systems.

UPT(TM) labels are the heart of UPlink(TM), a point-of-care rapid testing system being developed by STC. The UPlink(TM) system consists of a proprietary sample collector, test cassette, and benchtop reader. The reader is designed to analyze a biological specimen and provide results to laboratory information systems.

STC believes that its agreements with Meridian validate the flexibility of the UPlink(TM) reader system and complement its current development programs. Mike Gausling, STC's president and CEO stated, "We initially targeted UPT(TM) development efforts to commercialize a rapid test for the simultaneous detection of five drugs of abuse in oral fluid samples. The Company expects to complete development of an UPlink(TM) system for that purpose by year-end. The advanced stage of the UPlink(TM) development cycle, coupled with Meridian's market leadership in infectious disease testing, make us confident that we can bring a test system for Meridian's applications to the market in 2001."

"From Epitope's point of view, the merger with STC was driven in large part by the promise of the Up-Converting Phosphor Technology," stated Robert D. Thompson, president and CEO of Epitope. "This is the second major research and supply agreement closed by STC in the past nine months, and represents strong validation of the technology and its market prospects."

Meridian believes that its agreements with STC leverage the strengths of both companies. John A. Kraeutler, Meridian's president and COO, stated, "Our new relationship with STC is a significant step forward in Meridian's stated strategy of investing in new technologies and partnerships that offer earlier disease detection with greater customer ease and convenience. We believe UPT(TM), in combination with Meridian's broad range of source biologicals, has the potential to redefine and dramatically improve acute infectious disease diagnosis. Our collaboration with STC provides a template for rapid test menu expansion with a new, highly advanced technology platform."

Epitope, Inc. develops, manufactures, and markets medical devices and diagnostic products utilizing its proprietary oral fluid technologies for sale to public- and private-sector clients worldwide. The Company's primary focus is on the detection of HIV antibodies, with emphasis in the U.S. life insurance and global public health markets, and on the use of oral fluid testing for the detection of drugs of abuse and other analytes. In May 2000, the Company announced its intention to merge with STC. Epitope's web site address is www.epitopeinc.com.

STC Technologies, Inc. is a privately held company that develops, manufactures, and markets proprietary in vitro diagnostic products and medical devices for use in clinical laboratories, physician offices and workplace testing. STC is the leading supplier of oral fluid assays to the insurance risk assessment testing market and also manufactures and markets other substance abuse testing products. STC is developing Up-Converting Phosphor Technology - UPT(TM) for a broad range of diagnostic applications including, but not limited to, use in rapid point-of-care oral fluid testing for the detection of drugs of abuse and for infectious disease testing. STC's web site address is www.stctech.com.

Meridian Diagnostics, Inc. (Nasdaq:KITS) is a fully integrated medical diagnostic company that manufactures, markets, and distributes a broad range of innovative diagnostic test kits, purified reagents, and related products. Utilizing a variety of technologies, these products provide accuracy, simplicity, and speed in the early diagnosis and treatment of common medical conditions, such as gastrointestinal, viral, urinary, and respiratory infections. All Meridian products are used outside of the human body and require little or no special equipment. The Company's products are designed to enhance patient well-being while reducing the total outcome costs of health care. Meridian has strong market positions in the areas of fungal disease diagnosis, parasitology, gastrointestinal infections, and upper respiratory conditions. The Company markets its products to hospitals, reference laboratories, research centers, and physician offices in more than 60 countries around the world. The Company's shares are traded through Nasdaq National Market, symbol KITS. Meridian's web site address is www.meridiandiagnostics.com.

Statements in this press release about future events or performance are forward-looking statements. Actual results could be significantly different from those discussed in the forward-looking statements. Factors that could affect results include unanticipated research and development obstacles; loss of key personnel; failure to comply with regulations of the FDA or other regulatory agencies; obstacles to marketing of products; ability to develop product distribution channels; development of competing products; market acceptance of oral fluid testing products; and changes in international, federal or state laws or regulations. Although forward-looking statements help to provide complete information about the Company, readers should keep in mind that forward-looking statements are much less reliable than historical information.

ADDITIONAL INFORMATION AND WHERE TO FIND IT:

EPITOPE HAS FILED A REGISTRATION STATEMENT ON FORM S-4 UNDER THE NAME ORASURE TECHNOLOGIES, INC., IN CONNECTION WITH THE PROPOSED MERGER WITH STC TECHNOLOGIES, INC., AND PLANS TO MAIL A PROXY STATEMENT/PROSPECTUS TO EPITOPE AND STC SHAREHOLDERS CONTAINING INFORMATION ABOUT THE MERGER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. YOU MAY OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION AT HTTP//WWW.SEC.GOV.

EPITOPE FILES ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS, AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU MAY OBTAIN FREE COPIES AT THE WEB SITE MAINTAINED BY THE SEC AT HTTP//WWW.SEC.GOV, OR BY WRITING EPITOPE AT: EPITOPE INVESTOR RELATIONS, 8505 SW CREEKSIDE PLACE, BEAVERTON, OREGON 97008.

EPITOPE, ITS DIRECTORS, EXECUTIVE OFFICERS, AND CERTAIN MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM EPITOPE SHAREHOLDERS IN FAVOR OF APPROVAL OF THE MERGER. A DESCRIPTION OF ANY INTERESTS, DIRECT OR INDIRECT, THAT EPITOPE'S DIRECTORS AND EXECUTIVE OFFICERS HAVE IN THE MERGER WILL BE INCLUDED IN THE PROXY STATEMENT/PROSPECTUS.


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